東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

08006358

FILE No. 082-05176

December 1, 2008

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VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
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SUPPL

Mail Processing Section
DEC 17 2008
Washington, DC

Fuji Media Holdings, Inc.
Rule 12g3-2(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Media Holdings, Inc. (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Foreign Ownership Ratio of Fuji Media Holdings, Inc. (dated October 23, 2008);
- Quarterly Flash Report (Consolidated Basis) - Results for the six months ended September 30, 2008 - (dated November 6, 2008);
- Notice of Revision to Forecasts (dated November 6, 2008);
- Notice of Resolution of the Board of Directors on Interim Dividends (dated November 7, 2008);
- Foreign Ownership Ratio of Fuji Media Holdings, Inc. (dated November 21, 2008); and
- Public Notice of Account Management Institution with which to Open Special Account, Etc. (dated November 28, 2008).

Effectively from January 1, 2009, the Company will make the electronic publication of its disclosure documents based on the amended Rule 12g3-2(b).

PROCESSED
JAN 07 2009
THOMSON REUTERS

Yours truly,

Kunio Aoki

1/5

Encls.
cc: Fuji Media Holdings, Inc.

(Translation)

October 23, 2008

Dear Sirs:

Company name: Fuji Media Holdings, Inc.
Representative: Koh Toyoda
President and Representative Director
(Code No. 4676, 1st section of Tokyo Stock Exchange)
Person to contact: Hisao Miyoshi
General Manager, Group Company
General Affairs Department
Telephone: +81-3-3570-8000 (key)

Foreign Ownership Ratio of Fuji Television Network, Incorporated

The ratio of voting rights owned by foreigners (as defined in Article 5, Paragraph 1, Sections 1–3 and Paragraph 4, Section 3-B of the Radio Law) to the total number of voting rights (hereinafter referred to as the "foreign ownership ratio") of Fuji Television Network, Incorporated as of September 30, 2008, is as shown below.

Fuji Media Holdings' policy is to promptly disclose its foreign ownership ratio when that ratio exceeds or falls below 15%, or reaches (or declines from) 16%, 17%, 18% or 19%. (At the time of the previous announcement on March 13, 2006, the foreign ownership ratio was 19.37% as of March 10, 2006.)

Total number of shares with voting rights owned by foreigners (A)	434,661 shares (Note)
Total number of issued shares (Of which, shares with voting rights (B))	2,364,298 shares (2,303,096 shares)
Foreign ownership ratio [A/B x 100 (Rounded up to two decimal points)]	18.87%

Note: The number of shares is those in respect of which foreigners have their ownerships registered and have voting rights. In addition to these, there are unregistered shares, for which registration has been refused (see "For Reference" below). The actual number of these unregistered shares is unclear as they remain unregistered.

<u>For Reference</u>

Fuji Media Holdings, Inc. (formerly Fuji Television Network, Incorporated) shifted its corporate status from the previous broadcast business company to a certified broadcast holding company upon a corporate split and a change in the trade name effective on October 1, 2008.

Under the Broadcast Law, etc., a certified broadcast holding company will lose its certification if the ratio of voting rights owned by registered foreigners, either directly or indirectly, exceeds 20% of the total voting rights. For this reason, when the foreign ownership ratio reaches this limit, under the provisions of the Broadcast Law, a certified broadcast holding company may refuse any request from foreigners to have their shares registered, or place restrictions on the exercise of voting rights by foreigners.

--End of Document--

November 6, 2008

Quarterly Flash Report (Consolidated Basis)

Results for the six months ended September 30, 2008

Company name: Fuji Media Holdings, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www. fujimediahd.co.jp

For further information, please contact: Kazunobu Iijima, Senior Executive Managing Director, Investor Relations

Telephone: +81-3-5500-8258

Quarterly report filing date (Planned): November 13, 2008

Start of dividend payments (Planned): December 5, 2008

(Figures less than ¥1 million have been omitted.)

1. Consolidated Financial Results of Six Months Ended September 30, 2008

(1) Business Performance

Six Months ended September 30

Percentages indicate year-on-year increase/ (decrease).

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2008	281,975	—	12,641	—	15,412	—	5,657	—
2007	281,697	(2.5)	7,381	(69.4)	8,938	(65.9)	10,463	(31.1)

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
2008	2,456.35	—
2007	4,543.45	—

(2) Financial Position

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
	Millions of Yen	Millions of Yen	%	Yen
September 30, 2008	673,965	457,478	67.2	196,535.60
March 31, 2008	677,000	456,077	66.7	195,967.51

(Reference) Total shareholders' equity: September 30, 2008: ¥452,640 million, March 31, 2008: ¥451,331 million

2. Dividends

Record Date	Dividends per Share				
	1st Quarter	2nd Quarter	3rd Quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
2008	—	1,800.00	—	1,800.00	3,600.00
2009	—	1,800.00	—	—	—
2009 (Forecast)	—	—	—	1,800.00	3,600.00

(Note) Revision of dividends forecast for this period: None

3. Forecasts for Fiscal Year ending March 31, 2009

Percentages indicate year-on-year increase/ (decrease).

	Net Sales		Operating Income		Recurring Profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Fiscal Year	571,100	(0.8)	24,400	0.1	28,700	6.1

	Net Income		Net Income per Share
	Millions of Yen	%	Yen
Fiscal Year	13,200	(16.3)	5,731.42

(Note) Revision of earnings forecast for this period: Yes

4. Other

1. Significant changes in subsidiaries during the subject period (Transfer of particular subsidiaries following a change in the scope of consolidation): None

2. Adoption of simplified accounting practices and special accounting policy for quarterly financial reporting: None

3. Changes from accounting methods, procedures and the presentation of the quarterly consolidated financial statements:
   1) Changes based on revision of accounting standards: Yes
   2) Changes other than 1) above: Yes

4. Number of shares issued and outstanding (Common share)
   1) Number of shares issued and outstanding (including treasury stock):
      September 30, 2008: 2,364,298 shares March 31, 2008: 2,364,298 shares
   2) Number of treasury stock
      September 30, 2008: 61,202 shares March 31, 2008: 61,202 shares
   3) Average number of shares outstanding for each period (Cumulative term):
      Six months ended September 30 2008: 2,303,096 shares
      2007: 2,303,096 shares

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

Fuji Media Holdings, Inc. was established on October 1, 2008, with the adoption of the certified broadcast holding company structure and changed in the corporate name to Fuji Media Holdings, Inc. from Fuji Television Network, Inc.

(Reference) Non-Consolidated Forecasts for Fiscal Year ending March 31, 2009

Percentages indicate year-on-year increase/ (decrease).

	Net Sales		Operating Income		Recurring Profit	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
Fiscal Year	180,000	—	9,500	—	13,700	—

	Net Income		Net Income per Share
	Millions of Yen	%	Yen
Fiscal Year	4,600	—	1,997.31

Notes 1. Revision of earnings forecast for this period: Yes

2. Fuji Media Holdings has not released percentages indicate year-on-year increase/ (decrease) for fiscal 2008, ending March 31, 2009, because of the transition to a certified broadcast holding company structure on October 1, 2008.

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

Fuji Media Holdings had not previously released non-consolidated earnings forecasts for fiscal 2008, ending March 31, 2009, because of the transition to a certified broadcast holding company structure on October 1, 2008. Please see Page 8, "QUALITATIVE DATA AND FINANCIAL STATEMENTS", "3. Qualitative Information on Forecasts (Consolidated)" for these forecasts.

QUALITATIVE DATA AND FINANCIAL STATEMENTS

1. Qualitative Information on Business Performance (Consolidated)

The Japanese economy during the first half of FY2008, ending March 31, 2009, (the six months from April 2008 through September 2008) was described in the government's *Monthly Economic Report* through July as "the economic recovery was at a standstill, and that certain areas showed signs of weakness," and from August as "currently weakening." It further noted that "As a result of such factors as trends in the U.S. economy, foreign exchange market, and oil prices, there is a risk the economy will decline further."

In this economic climate, the advertising market presented a difficult sales environment that reflected deteriorating corporate earnings brought on by the financial crisis and economic slowdown in the U.S., and rising prices for oil, grain and other commodities.

The Fuji Media Holdings Group posted a 0.1% rise in first half net sales from the same period of the previous fiscal year to ¥281,975 million. Revenue was down in the Broadcasting, Program Production and Related Business, and Direct Marketing segments, but rose in the Video and Music, and Other segments. In terms of profitability, earnings were down in the Program Production and Related Business segment, and the operating loss in the Other segment grew, but earnings were up significantly in the Broadcasting and Video and Music segments, while the operating loss in the Direct Marketing segment narrowed considerably. Operating income rose 71.3% from the same period of the previous fiscal year to ¥12,641 million, with recurring profit up 72.4% to ¥15,412 million on improvement in non-operating earnings. Net income, however, declined 45.9% to ¥5,657 million, the result of extraordinary gains recorded in the same period of the previous fiscal year, including a ¥2,882 million gain on the sale of investment securities, and a ¥6,118 million gain on the sale of investments.

Results by operating segment are as follows.

Six Months ended September 30

	Sales			Operating income (loss)		
	2007	2008	Change	2007	2008	Change
	Millions of Yen	Millions of Yen	%	Millions of Yen	Millions of Yen	%
Broadcasting	204,208	187,294	(8.3)	7,972	10,659	33.7
Program production and related business	27,302	25,654	(6.0)	1,555	1,485	(4.5)
Direct marketing	29,967	29,139	(2.8)	(1,999)	(286)	—
Video and music	32,732	34,613	5.7	101	1,369	—
Other	25,422	39,579	55.7	(220)	(549)	—
Eliminated	(37,935)	(34,306)	—	(29)	(36)	—
Total	281,697	281,975	0.1	7,381	12,641	71.3

Broadcasting

In the Television Broadcasting division, broadcasting operations revenue declined 5.1% to ¥136,896 million from the same period of the previous fiscal year. Network time advertising sales rose due to broadcasts of the Volleyball World Final Qualification for the Beijing Olympics and other programs, but failed to cover the year-on-year decline in spot advertising sales that reflected the harsh advertising market.

Revenues from other operations in the Television Broadcasting division were also down, falling 28.7% year on year to ¥23,489 million due to the backlash from the positive results in the event, video and movie businesses a year earlier.

Operating expenses in the Television Broadcasting division fell 10.3% to ¥165,829 million. This was due mainly to substantial declines stemming from efforts to control costs in the broadcasting operations, along with the revenue decline in other operations, and improvement in the cost rate. Selling, general and administrative expenses were also down as a result of decreases in agency commission fees, advertising and promotion expenses, and outsourcing costs.

In the Radio Broadcasting division, sales fell 6.5% from the same period of the previous fiscal year to ¥11,153 million on declines in both broadcast and event revenue.

As a result, sales for the Broadcasting segment overall decreased 8.3% from the same period of the previous fiscal year to ¥187,294 million, with operating income up 33.7% to ¥10,659 million.

Sales by Broadcasting Operations

Six Months ended September 30

	2007	2008	Change
	Millions of Yen	Millions of Yen	%
Television broadcasting			
Broadcasting operations	159,338	152,668	(4.2)
Broadcasting	144,202	136,896	(5.1)
Network time	67,681	68,167	0.7
Local time	10,792	10,446	(3.2)
Spot	65,727	58,282	(11.3)
Broadcasting related business	15,135	15,771	4.2
Other operations	32,966	23,489	(28.7)
Subtotal	192,304	176,157	(8.4)
Radio broadcasting	11,929	11,153	(6.5)
Elimination in the segment	(26)	(16)	—
Total	204,208	187,294	(8.3)

Program Production and Related Business

Each of the subsidiaries in this segment worked to expand sales amid a difficult business climate for orders, but sales declined 6.0% from the same period of the previous fiscal year to ¥25,654 million, mainly due to a falloff in sales in the event business. Operating income, despite efforts to trim expenses, was down 4.5% to ¥1,485 million due to the impact of revenue declines.

Direct Marketing

This segment reflects the business results of Dinos Inc., which posted net sales down 2.8% from the same period of the previous fiscal year to ¥29,139 million. Sales in catalogue media rose from a year earlier due to positive growth in income from fashion catalogues, but revenue was down for both television shopping and the special event business, which was restructured to eliminate less-profitable events. In terms of profitability,

the operating loss in this segment narrowed considerably from the same period of the previous fiscal year to ¥286 million, due to efforts to improve the costs rate in the television shopping business and cut direct marketing costs.

Video and Music

Pony Canyon, Inc. achieved greater sales and a significant increase in operating income from the same period of the previous fiscal year. In the audio division, sales were up considerably year on year on the popularity of such artists as "aiko," as well as groups such as Shuchishin and Hisokan that debuted on television programs. In the video division, titles such as *Dragonball GT*, the South Korean drama *Prince of the Legend* and the Fuji TV drama *Team Medical Dragon 2* continued to sell well, while income related to Internet delivery of Shuchishin songs also increased. Fujipacific Music, Inc. recorded increases in both sales and operating income from the same period of the previous fiscal year on the back of strong performance in both the copyright and master recording divisions, centered on Japanese music. As a result, sales in this segment rose 5.7% from the same period of the previous fiscal year to ¥34,613 million, with operating income up significantly to ¥1,369 million.

Other

Fujimic, Inc. posted declines in both revenue and earnings due to a falloff in orders for software development. Fusosha Publishing, Inc., amid a slowdown in the publishing industry, recorded positive sales for the bestseller *Hexagon Drill*, which was derived from a television program, as well as for such titles as *Akamedaka*. Due to a challenging sales and ad revenue environment for the magazine publishing business, however, sales were down slightly overall, and the company posted an operating loss for the period. Quaras Inc., nearing its first year of operation since being formed from the merger of four companies in October 2007, posted an operating loss due to the impact from the slowdown in the advertising market. In addition to these companies, two consolidated subsidiaries were added to this segment, Sankei Living Shimbun, Inc., and Living Pro-Seed, Inc. With the addition of earnings from these companies sales in the Other segment rose 55.7% from the same period of the previous fiscal year to ¥39,579 million, but the segment posted an operating loss of ¥549 million.

Equity-Method Affiliates

Results from equity-method affiliates were positive, bolstered by the addition of three new companies, Nippon Planning Center, Inc., Pony Canyon Music, Inc., and Nihon Eiga Satellite Broadcasting Corporation, as well as Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.), now in its eighth year of operation, and with the number of households able to view digital satellite broadcasts reaching 43.33 million at the end of September. Memory-Tech Corporation also substantially narrowed its operating loss, and achieved positive net income. As a result, return on investment in equity-method affiliates rose ¥554 million from the same period of the previous fiscal year to ¥1,615 million.

Note: Fuji Media Holdings has applied accounting standards for quarterly reports from the subject fiscal year. Accordingly, year-on-year comparisons are provided as a reference.

2. Qualitative Information on the Financial Position (Consolidated)

Total assets at the end of the subject second quarter (September 30, 2008) amounted to ¥673,965 million, a decrease of ¥3,035 million from the end of the previous fiscal year (March 31, 2008).

Total current assets amounted to ¥257,038 million, an increase of ¥3,461 million from the end of the previous fiscal year. This was due mainly to decrease of ¥13,511 million in trade notes and accounts receivable, and ¥17,655 million in marketable securities included with other current assets, against an increase of ¥30,482 million in cash and time deposits, and the recording of ¥7,177 million in lease investment assets with other current assets.

Total fixed assets were ¥416,926 million, a decline of ¥6,496 million. This was due mainly to application of the revised Accounting Standard for Lease Transactions, under which ¥4,609 million in lease assets that had been included in other tangible fixed assets at the end of the previous fiscal year were recorded in other current assets as lease investment assets.

Total liabilities amounted to ¥216,486 million, a decrease of ¥4,436 million from the end of the previous fiscal year. This was due mainly to a ¥6,122 million decrease in trade notes and accounts payable.

Net assets amounted to ¥457,478 million, an increase of ¥1,400 million from the end of the previous fiscal year. This was the result of decreases of ¥4,145 million in distribution of retained earnings, and ¥1,111 million in translation adjustments, against ¥5,657 million in net income, and an increase of ¥1,111 million in retained earnings arising from the addition of new consolidated subsidiaries and equity-method affiliates.

Cash flows during the subject first half were as follows.

Cash provided by operating activities totaled ¥38,203 million, an increase of ¥31,229 million from cash provided during the same period of the previous fiscal year. This was due mainly to a ¥13,290 million increase in notes and accounts receivable, trade; a ¥13,564 million decrease in payment of income tax; and ¥2,300 million in refund of income taxes.

Cash used in investing activities totaled ¥14,793 million, a decrease of ¥4,408 million in cash used during the same period of the previous fiscal year. This was due mainly to ¥16,949 million in proceeds from sale of investments in the U.S. music business during the previous fiscal year; and ¥3,451 million in expenditures for the acquisition of subsidiary shares following a change in the scope of consolidation; against decreases of ¥17,070 million in expenditures for the purchase of tangible fixed assets; and ¥4,425 million for the purchase of investment securities.

Cash used in financing activities totaled ¥5,138 million, a decrease of ¥805 million from cash used during the same period of the previous fiscal year. This was due mainly to a ¥966 million decrease in short-term borrowings; and a ¥1,085 million decrease in proceeds from long-term borrowings; against a ¥2,526 million decrease in dividends paid by the Company.

As a result, the balance of cash and cash equivalents at the end of the subject second quarter amounted to ¥97,608 million, an increase of ¥17,436 million from the end of fiscal 2008 (March 31, 2008), and an increase of ¥11,332 million from the end of the same period of the previous fiscal year (September 30, 2007).

3. Qualitative Information on Forecasts (Consolidated)

The Japanese government's *Monthly Economic Report* for October describes the economy as "weakening," and forecasts that it will continue to decline in the near-term amid a slowdown in the global economy.

In this economic environment, business sentiment appears to be cooling, consumer spending is weakening, and advertising has slowed.

For fiscal 2008 (ending March 31, 2009), Fuji Media Holdings anticipates that television broadcasting income will remain slow, as network time advertising sales were sluggish for the new October programming lineup, and spot advertising sales from the third quarter have been impacted by the economic slowdown.

At the same time, we expect income from other operations in the Television Broadcasting division to rise, with increased sales from events, movies, videos, and program-related goods, but have concerns about the impact from a downturn in consumer sentiment.

As a result, considering the positive performance in such areas as the Video and Music segment that has exceeded initial expectations, for the full fiscal year to March 31, 2009, we forecast consolidated net sales of ¥571.1 billion; operating income of ¥24.4 billion; recurring profit of ¥28.7 billion; and net income of ¥13.2 billion.

Fuji Media Holdings adopted a certified broadcast holding company structure on October 1, 2008. Consequently, non-consolidated forecasts for fiscal 2008 are a combination of first half figures for Fuji Television Network, Inc., the company that existed prior to the corporate split, with the second half figures from Fuji Media Holdings, Inc., the newly formed certified broadcast holding company. On a non-consolidated basis, we forecast net sales of ¥180.0 billion; operating income of ¥9.5 billion; recurring profit of ¥13.7 billion; and net income of ¥4.6 billion.

Consolidated forecasts for fiscal 2008 are revised from those announced on May 15, 2008. Non-consolidated forecasts were not included in the release of May 15, 2008, so there are no previously announced forecasts.

(1) Consolidated Financial Results of Year ending March 31, 2009 (Millions of Yen)

	Net Sales	Operating Income	Recurring Profit	Net Income
Previous Forecast (A)	579,100	28,700	32,800	18,500
Revised Forecast (B)	571,100	24,400	28,700	13,200
Change (B-A)	(8,000)	(4,300)	(4,100)	(5,300)
Percent Change (%)	(1.4)	(15.0)	(12.5)	(28.6)

(2) Non-Consolidated Financial Results of Year ending March 31, 2009 (Millions of Yen)

	Net Sales	Operating Income	Recurring Profit	Net Income
Previous Forecast (A)	—	—	—	—
Revised Forecast (B)	180,000	9,500	13,700	4,600
Change (B-A)	—	—	—	—
Percent Change (%)	—	—	—	—

For Reference

As a comparison with the previous fiscal year, the following chart shows full-year, non-consolidated forecasts for fiscal 2008 assuming that the Company had not adopted a certified broadcasting holding company structure on October 1, 2008, and had maintained its previous framework.

Non-Consolidated Financial Results of Year ending March 31, 2009 (Millions of Yen)

	Net Sales	Operating Income	Recurring Profit	Net Income
Previous Forecast (A)	359,000	24,300	25,700	15,200
Revised Forecast (B)	349,700	20,100	24,600	10,700
Change (B-A)	(9,300)	(4,200)	(1,100)	(4,500)
Percent Change (%)	(2.6)	(17.3)	(4.3)	(29.6)

Note: The "Previous Forecast" presented here was announced as a reference figure in the "Flash Report (Consolidated Basis): Results for fiscal year ended March 31, 2008" released on May 15, 2008, on Page 8 in "1. BUSINESS PERFORMANCE"; "(1) Analysis of Business Performance"; "Outlook for the Fiscal Year Ending March 31, 2009".

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	September 30, 2008	March 31, 2008
	Millions of Yen	Millions of Yen
ASSETS		
Current assets:		
Cash and time deposits	95,110	64,627
Trade notes and accounts receivable	104,648	118,160
Inventories	20,369	21,743
Other current assets	37,281	49,390
Less allowance for doubtful accounts	(370)	(344)
Total current assets	257,038	253,577
Fixed assets:		
Tangible fixed assets		
Buildings and structures	111,105	114,378
Other tangible fixed assets	60,023	66,767
Total tangible fixed assets	171,129	181,146
Intangible fixed assets		
Goodwill	9,183	7,385
Other intangible fixed assets	40,673	40,543
Total intangible fixed assets	49,856	47,929
Investments and other assets		
Investment in securities	175,371	173,152
Other	22,328	23,095
Less allowance for doubtful accounts	(1,759)	(1,900)
Total investments and other assets	195,940	194,347
Total fixed assets	416,926	423,423
Total assets	673,965	677,000

	September 30, 2008	March 31, 2008
	Millions of Yen	Millions of Yen
LIABILITIES		
Current liabilities:		
Trade notes and accounts payable	48,093	54,216
Allowance for sales returns	993	972
Allowance for directors' bonuses	155	309
Other current liabilities	61,032	59,926
Total current liabilities	110,275	115,425
Long-term liabilities:		
Corporate bonds	49,988	49,987
Retirement allowance for employees	32,883	32,239
Retirement allowance for directors	2,137	3,172
Negative goodwill	9,874	10,154
Other long-term liabilities	11,326	9,944
Total long-term liabilities	106,211	105,497
Total liabilities	216,486	220,922
NET ASSETS		
Shareholders' equity:		
Paid-in capital	146,200	146,200
Capital surplus	173,664	173,664
Retained earnings	148,136	146,322
Treasury stock	(15,505)	(15,505)
Total shareholders' equity	452,496	450,682
Valuation and translation adjustments:		
Valuation difference on available-for sale securities	1,212	1,416
Revaluation difference on land	345	(463)
Translation adjustments	(1,414)	(302)
Total valuation and translation adjustments	143	649
Minority interests	4,838	4,745
Total net assets	457,478	456,077
Total liabilities and net assets	673,965	677,000

(2) Consolidated Statement of Income

	Six months ended September 30, 2008
	Millions of Yen
Net sales	281,975
Cost of sales	189,430
Gross profit	92,544
Selling, general and administrative expenses:	79,902
Operating income	12,641
Non-operating revenues:	
Dividends	1,628
Equity in earnings of affiliates	1,615
Others	1,445
Total	4,689
Non-operating expenses:	
Interests	452
Loss on management of investment partnerships	603
Rental fee	468
Others	394
Total	1,918
Recurring profit	15,412
Extraordinary gain:	
Gain on the sale of fixed assets	127
Reversal of allowance for doubtful accounts	47
Others	35
Total	209
Extraordinary loss:	
Loss on disposal of fixed assets	809
Valuation losses on investment securities	579
Others	435
Total	1,824
Income before income taxes	13,797
Income taxes and enterprise taxes	7,505
Adjustment for income taxes	511
Total	8,017
Minority interests	123
Net income	5,657

(3) Consolidated Statement of Cash Flow

	Six months ended September 30, 2008
	Millions of Yen
Cash flows from operating activities:	
Income before income tax	13,797
Depreciation	11,459
Interest and dividend receivable	(2,002)
Interest expenses	452
Equity in earnings of affiliates	(1,615)
Decrease (increase) in notes and accounts receivable, trade	16,746
Decrease in inventories	1,402
(Decrease) increase in notes and accounts payable	(6,122)
Others	3,098
Subtotal	37,216
Proceeds from interests and dividend income	2,291
Payment of interests	(439)
Payment of income taxes	(3,165)
Refund of income taxes	2,300
Net cash provided by operating activities	38,203
Cash flows from investing activities:	
Payments of purchase of tangible fixed assets	(7,205)
Payments of purchase of intangible fixed assets	(3,083)
Payments of purchase of investment securities	(4,135)
Payments of purchase of subsidiary shares due to the change of scope of consolidation	(3,451)
Others	3,083
Net cash used in investing activities	(14,793)
Cash flows from financing activities:	
Decrease in short-term borrowings	(963)
Proceeds from long-term borrowings	400
Repayment of long-term borrowings	(663)
Dividends paid by the Company	(3,871)
Dividends paid to minorities	(31)
Others	(7)
Net cash used in financing activities	(5,138)
Effect of exchange rate changes on cash and cash equivalents	(1,749)
Net increase (decrease) in cash and cash equivalents	16,522
Cash and cash equivalents at the beginning of the term	80,171
Increase in cash and cash equivalents of the change of the scope of consolidation	913
Cash and cash equivalents at the end of the term	97,608

Effective the fiscal year ending March 2009, the Company applies "Accounting Standard for Quarterly Reporting" (ASBJ Statement No. 12 issued March 14, 2007) and "Implementation Guidance for Accounting Standard for Quarterly Reporting" (ASBJ Guidance No. 14 issued March 14, 2007). The Company also prepares quarterly reports according to "Rules for Quarterly Consolidated Financial Statements."

(4) Note on Assumptions for Going Concern

Not applicable

(5) Segment Information

1. Industry segment information

Six months ended September 30, 2008

	Millions of Yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidation
Net sales:								
1. Net sales to third parties	177,164	10,430	29,013	33,804	31,561	281,975	—	281,975
2. Intra-group net sales and transfers	10,129	15,223	125	808	8,018	34,306	(34,306)	—
Total sales	187,294	25,654	29,139	34,613	39,579	316,281	(34,306)	281,975
Operating income	10,659	1,485	(286)	1,369	(549)	12,677	(36)	12,641

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
Broadcasting business	Sales of TV broadcasting and radio broadcasting
Program production and related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other	Publishing, advertising, temporary agency services, movables leasing, software development, free paper publishing, etc.

3. Fuji Media Holdings, at a meeting of its Board of Directors on November 6, 2008, decided to change the classification of its business segments from the third quarter of fiscal 2008.

The current business segments, Broadcasting; Program Production and Related Business; Direct Marketing; Video and Music; and Other; will be reclassified as Broadcasting; Production; Video and Music; Life Information; Advertising; and Other.

The Fuji Media Holdings Group, with the aim of achieving its long-term Group vision of becoming Japan's representative media conglomerate, widely respected in Japan and around the world, on October 1, 2008, adopted a certified broadcast holding company centered on Fuji Media Holdings, Inc. We consider the transition to a certified broadcast holding company to be a "second founding" for the media group. Recognizing that we are standing at the starting line for building a new Group management structure centered on the certified broadcast holding company, we have made these business segment reclassifications from the standpoint of strengthening group management, and rationalizing resource

allocation in response to the business environment.

As a result of this change, the former "Program Production and Related Business" will become "Production"; the "Direct Marketing" segment of Dinos Inc., and the free paper publishing business centered on Sankei Living Shimbun, Inc., included in the "Other" segment will be incorporated into the "Life Information" segment; and the advertising business of Quaras Inc. included in the "Other" segment will become an independent "Advertising" segment.

Segment information for the subject first half after reclassification is as follows.

Six months ended September 30, 2008

	Millions of Yen								
	Broadcast-ing	Product-ion	Video and music	Life informa-tion	Advertis-ing	Other	Total	Elimina-tions	Consolida-tion
Net sales: 1. Net sales to third parties	177,164	9,931	33,804	39,064	14,411	7,597	281,975	—	281,975
2. Intra-group net sales and transfers	10,129	14,020	808	420	606	8,754	34,740	(34,740)	—
Total sales	187,294	23,951	34,613	39,485	15,018	16,351	316,715	(34,740)	281,975
Operating income	11,177	1,284	1,369	(537)	(170)	140	13,262	(621)	12,641

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Segment	Major operations, products, and services
Broadcasting	Sales of TV broadcasting and radio broadcasting
Production	Planning, production, engineering and relay operations as well as other businesses for TV programming
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Life Information	Direct marketing and free paper publishing
Advertising	Advertising
Other	Publishing,, temporary agency services, movables leasing, software development, etc.

3. Major consolidated subsidiaries by segment

Segment	Major consolidated subsidiaries
Broadcasting	Fuji Television Network, Inc.* Nippon Broadcasting System, Inc.
Production	Kyodo Edit, Inc., Kyodo Television, Ltd., VASC Co., Ltd.,, Happo Television, Inc., Van Eight Productions, Inc., Fuji Art, Inc., Fuji Creative, Corporation, Fuji Lighting and Technology, Inc., Basis Ltd.
Video and Music	Shinko Music Publishers Co., Ltd., Fujipacific Music Inc., Fuji Music Partners, Pony Canyon Inc., Ponycanyon Enterprise, Inc. Fujipacific Music (USA), Inc. Fujisankei California Entertainment, Inc.** Windswept Classics, Inc.
Life Information	Sankei Living Shimbun Inc., Dinos Inc., Living Pro-Seed, Inc.
Advertising	Quaras Inc.
Other	Nippon Broadcasting Projects, Inc., Fujisankei Pesonnel, Inc., Fujimic, Inc., Fusosha Publishing, Inc., Fujisankei Communications International, Inc.

* Fuji Media Holdings, Inc. changed in the corporate name from Fuji Television Network, Inc. on October 1, 2008, and was newly established Fuji Television Network, Inc., a television broadcaster, implementing a corporate split.

**Fujisankei California Entertainment, Inc. was changed in the corporate name to Fuji Entertainment America, Inc.

2. Geographical segment information

For the six months ended September 30, 2008, geographical segment information is not disclosed because businesses within Japan occupied more than 90% of total sales of all segments.

3. Overseas sales

For the six months ended September 30, 2008, overseas sales is not disclosed because it was under 10% of consolidated net sales.

(6) Notes in the Event of Major Changes in Shareholders' Equity

Not applicable.

FOR REFERENCE

Consolidated Statement of Income

	Six months ended September 30, 2007	
	Millions of Yen	%
Net sales	281,697	100.0
Cost of sales	193,700	68.8
Gross profit	87,997	31.2
Selling, general and administrative expenses:		
1. Selling expense	56,284	
2. General and administrative expenses	24,331	
	80,615	28.6
Operating income	7,381	2.6
Non-operating revenues:		
1. Interests	211	
2. Dividends	1,327	
3. Equity in earnings of affiliates	1,060	
4. Rental fee	553	
5. Others	610	
Total	3,763	1.4
Non-operating expenses:		
1. Interests	464	
2. Loss on investment association	859	
3. Rental fee	604	
4. Others	278	
Total	2,206	0.8
Recurring profit	8,938	3.2

(continued on Page 18)

	Six months ended September 30, 2007	
	Millions of Yen	%
Extraordinary gain:		
1. Gain on sale of fixed assets	7	
2. Gain on sale of investment securities	2,882	
3. Reversal of allowance of doubtful accounts	364	
4. Gain on sale of investments	6,118	
5. Others	157	
Total	9,531	3.4
Extraordinary loss:		
1. Loss on sale of fixed assets	3	
2. Loss on disposal of fixed assets	242	
3. Loss on sale of investment securities	313	
4. Valuation losses on membership	1	
5. Reserves for membership deposits	2	
6. Others	101	
Total	664	0.3
Income before income taxes	17,804	6.3
Income taxes and enterprise taxes	6,338	
Adjustment for income taxes	650	
Total	6,989	2.5
Minority interests	351	0.1
Net income	10,463	3.7

Consolidated Statement of Cash Flows

	Six months ended September 30, 2007
	Millions of Yen
Cash flows from operating activities:	
1. Income before income taxes and minority interests	17,804
2. Depreciation and amortization	10,819
3. Amortization of goodwill	650
4. Increase (decrease) in allowance for doubtful accounts	(400)
5. Increase (decrease) in other allowances	(325)
6. Interest and dividend income	(1,539)
7. Interests expense	464
8. Revaluation of foreign currency assets	6
9. Equity in earnings of unconsolidated subsidiaries and affiliated	(1,060)
10. Loss on sale and disposal of fixed assets	237
11. (Gain) loss on sale of marketable securities	(2,843)
12. (Gain) loss on sale of investments	(6,118)
13. Notes and accounts receivable, net	3,455
14. Inventories	1,431
15. Notes and accounts payable	(1,151)
16. Others	922
Subtotal	22,353
17. Interests and dividends received	1,801
18. Interests paid	(451)
19. Income taxes paid	(16,729)
Net cash provided by operating activities	6,973

(continued on Page 20)

	Six months ended September 30, 2007
	Millions of Yen
Cash flows from investing activities:	
1. Payments for purchase of marketable securities	(50)
2. Proceeds from sales and redemption of marketable securities	350
3. Payments on purchase of tangible fixed assets	(24,276)
4. Proceeds from sale of tangible fixed assets	1,706
5. Payments for purchase of intangible fixed assets	(3,953)
6. Payments for purchase of investment securities	(8,561)
7. Proceeds from sale and redemption of investment securities	1,713
8. Payments for acquisition of subsidiaries' stocks	(658)
9. Payments for the acquisition of subsidiaries' stock associated with changes to the scope of consolidation	7,440
10. Payments for the loans	(43)
11. Proceeds from the loans collected	175
12. Proceeds from sale of investments	9,508
13. Others	(2,553)
Net cash used in investing activities	(19,201)
Cash flows from financing activities:	
1. Net decrease in short-term borrowings	2
2. Proceeds from long-term borrowings	1,485
3. Repayments of long-term borrowings	(515)
4. Payments of redemption of bonds with stock purchase rights	(382)
5. Dividends paid by the Company	(6,397)
6. Dividends paid to minority interests	(136)
Net cash used in financing activities	(5,943)
Effect of exchange rate changes on cash and cash equivalents	121
Net increase (decrease) in cash and cash equivalents	(18,049)
Cash and cash equivalents at the beginning of the period	104,324
Cash and cash equivalents at the end of the period	86,275

Segment Information

1. Industry segment information

Six months ended September 30, 2007 (Figures less than ¥1 million have been omitted.)

	Millions of Yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidated
Net sales:								
1. Net sales from third parties	193,187	9,343	29,674	32,090	17,401	281,697	—	281,697
2. Intra-group net sales and transfers	11,020	17,959	292	641	8,021	37,935	(37,935)	—
Total sales	204,208	27,302	29,967	32,732	25,422	319,632	(37,935)	281,697
Operating expenses	196,235	25,747	31,966	32,630	25,642	312,222	(37,905)	274,316
Operating income	7,972	1,555	(1,999)	101	(220)	7,410	(29)	7,381

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Segment	Services and products provided
Broadcasting	Television and radio broadcasting
Broadcasting-Related Business	Planning, production, engineering and relay operations well as other businesses for TV programming for programming
Direct Marketing	Direct marketing
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other	Publishing, advertising, temporary agency services, movable leasing, software development, etc.

2. Geographical segment information

For the six months ended September 30, 2007, geographical segment information is not disclosed because businesses within Japan occupied more than 90% of total sales of all segments.

3. Overseas sales

For the six months ended September 30, 2007, overseas sales is not disclosed because it was under 10% of consolidated net sales.

[Reference] Non-Consolidated Financial Results of Six Months Ended September 30, 2008

Six Months ended September 30 Percentages indicate year-on-year increase/ (decrease).

	Net Sales		Operating Income		Recurring Profit		Net Income	
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
2008	176,157	—	10,328	—	14,682	—	5,129	—
2007	192,304	1.7	7,464	(61.3)	9,197	(57.6)	5,657	(63.1)

	Net Income per Share Basic	Net Income per Share Diluted
	Yen	Yen
2008	2,227.43	—
2007	2,456.59	—

November 6, 2008

For Immediate Release

Company name: Fuji Media Holdings, Inc.
Stock listing: Tokyo Stock Exchange Code number: 4676
Contact for further information: Kazunobu Iijima,
Senior Executive Managing Director, Investor Relations
Telephone: +81-3-5500-8258

Notice of Revision to Forecasts

Fuji Media Holdings announced the revision of its full-year forecasts released May 15, 2008.

1. Revision to Forecasts

(1) Consolidated Financial Results of Year Ending March 31, 2009

	Net Sales	Operating Income	Recurring Profit	Net Income	Net Income per Share
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen
Previous Forecast (A)	579,100	28,700	32,800	18,500	8,032.67
Revised Forecast (B)	571,100	24,400	28,700	13,200	5,731.42
Change (B-A)	(8,000)	(4,300)	(4,100)	(5,300)	---
Percent Change (%)	(1.4)	(15.0)	(12.5)	(28.6)	---
<Reference> Year ended March 31, 2008	575,484	24,372	27,056	15,770	6,847.60

(2) Non-Consolidated Financial Results of Year Ending March 31, 2009

	Net Sales	Operating Income	Recurring Profit	Net Income	Net Income per Share
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen
Previous Forecast (A)	---	---	---	---	---
Revised Forecast (B)	180,000	9,500	13,700	4,600	1,997.31
Change (B-A)	---	---	---	---	---
Percent Change (%)	---	---	---	---	---
<Reference> Year ended March 31, 2008	382,971	22,420	27,861	15,121	6,565.77

2. Reasons for the Revision

Fuji Media Holdings adopted a certified broadcast holding company structure on October 1, 2008. Non-consolidated forecasts for FY2008, ending March 31, 2009, incorporating the effect of the transition were not included with financial statements released on May 15, 2008, and so are presented as above.

The non-consolidated forecasts for FY2008 presented above are a combination of first half figures for Fuji Television Network, Inc. prior to the company split, and second half figures for Fuji Media Holdings, Inc., the certified broadcast holding company that was formed.

Consolidated forecasts for FY2008 are also presented. For details see the announcement of FY2008 first half results released today.

Note: The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

(Translation)

November 7, 2008

Dear Shareholders:

NOTICE OF RESOLUTION OF THE BOARD OF DIRECTORS ON INTERIM DIVIDENDS

We would like to inform you that a resolution for the payment of interim dividends for the 68th fiscal year (from April 1, 2008 to March 31, 2009) was made at the meeting of the Board of Directors of the Company held on November 6, 2008, as described below:

Yours very truly,

Fuji Media Holdings, Inc.
4-8, Daiba 2-chome, Minato-ku, Tokyo

Koh Toyoda
President and Representative Director

Description

Interim dividends shall be paid to the shareholders or registered pledgees on shares appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of September 30, 2008, as provided for in the Articles of Incorporation of the Company, as follows:

1. Amount of Interim Dividend: ¥1,800 per share

2. Effective Date for Right to Payment and Date of Payment: December 5 (Friday), 2008

- END -

Payment of Interim Dividends

A "Receipt for Interim Dividends for the 68th Fiscal Year" (or a "Statement of Interim Dividends" and a "Confirmation of Account to Receive Dividends" if you have elected to receive payment of dividends by transfer to your bank account) is scheduled to be sent to the address notified by each shareholder on December 4 (Thursday), 2008.

Notice

As previously notified, the Company shifted its corporate status to a certified broadcast holding company as of October 1, 2008.

Accordingly, the Company has changed its trade name to "Fuji Media Holdings, Inc." However, no specific procedure is required of the shareholders.

We cordially seek the continued support of our shareholders.

(Translation)

November 21, 2008

Dear Sirs:

Company name: Fuji Media Holdings, Inc.
Representative: Koh Toyoda
President and Representative Director
(Code No. 4676, 1st section of Tokyo Stock Exchange)
Person to contact: Hisao Miyoshi
General Manager, Group Company
General Affairs Department
Telephone: +81-3-3570-8000 (key)

Foreign Ownership Ratio of Fuji Media Holdings, Inc.

The ratio of voting rights owned by foreigners (as defined in Article 52-30, Paragraph 2, Section 5-a (1) through (3) or Section 5–b (2) of the Broadcast Law) to the total number of voting rights (hereinafter referred to as the "foreign ownership ratio") of Fuji Media Holdings, Inc. as of November 19, 2008, is as shown below.

Fuji Media Holdings' policy is to promptly disclose its foreign ownership ratio when that ratio exceeds or falls below 15%, or reaches (or declines from) 16%, 17%, 18% or 19%. (At the time of the previous announcement on October 23, 2008, the foreign ownership ratio was 18.87% as of September 30, 2008.)

Total number of shares with voting rights owned by foreigners (A)	449,443 shares (Note)
Total number of issued shares (Of which, shares with voting rights (B))	2,364,298 shares (2,303,096 shares)
Foreign ownership ratio [A/B x 100 (Rounded up to two decimal points)]	19.51%

Note: The number of shares is those in respect of which foreigners have their ownerships registered and have voting rights.

For Reference

Fuji Media Holdings, Inc. (formerly Fuji Television Network, Incorporated) shifted its corporate status from the previous broadcast business company to a certified broadcast holding company upon a corporate split and a change in the trade name effective on October 1, 2008.

Under the Broadcast Law, etc., a certified broadcast holding company will lose its certification if the ratio of voting rights owned by registered foreigners, either directly or indirectly, exceeds 20% of the total voting rights. For this reason, when the foreign ownership ratio reaches this limit, under the provisions of the Broadcast Law, a certified broadcast holding company may refuse any request from foreigners to have their shares registered, or place restrictions on the exercise of voting rights by foreigners.

--End of Document--

(Translation)

November 28, 2008

To the shareholders and registered pledgees on shares:

Fuji Media Holdings, Inc.

Koh Toyoda
President and Representative Director

4-8, Daiba 2-chome, Minato-ku, Tokyo

Public Notice of Account Management Institution with which to Open Special Account, Etc.

Fuji Media Holdings, Inc. (the "Company"), pursuant to the provision of Article 13, paragraph 1 of the "Law Concerning Book-Entry Transfer of Bonds, Shares, Etc.", has agreed with Japan Securities Depository Center, Inc. ("JASDEC") that the shares of common stock of the Company will be handled by JASDEC through its book-entry transfer business.

Hence, pursuant to the provisions of Article 8, paragraph 1 of the Supplementary Provisions to the "Law to Amend Part of the Law Concerning Book-Entry Transfer of Bonds, Etc. to Streamline Settlements for Trading in Stocks, Etc." (the "Settlement Streamlining Law"), public notice is hereby given as described below:

Description

1. To protect the rights of the holders of and registered pledgees on the shares in respect of which JASDEC is not used as of the date of the enforcement of the Settlement Streamlining Law, the Company will give notice to JASDEC of their names, the numbers of shares of common stock of the Company held by them and such other matters as provided for in Article 8, paragraph 5 of the Supplementary Provisions to the Settlement Streamlining Law.

2. Account management institution with which a special account will be opened:

Mizuho Trust and Banking Company, Limited

2-1, Yaesu 1-chome, Chuo-ku, Tokyo

- END -

END